EXHIBIT 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement on this Form S-1/A of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated June 14, 2023, with respect to our audit of the consolidated financial statements of Artificial Intelligence Technology Solutions, Inc. and Subsidiaries as of February 28, 2023 and 2022 and for the years then ended, which appears in the Registration Statement of Artificial Intelligence Technology Solutions, Inc. in this Form S-1. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois

United States of America

July 19, 2023